

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


02010975

NO ACT
P.E 1-4-02
1-00442

12927

January 17, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2002

Re: The Boeing Company

Dear Ms. Morgan:

This is in regard to your letter dated January 4, 2002 concerning the shareholder proposal submitted by the Midwest Coalition for Responsible Investment for inclusion in Boeing's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Boeing will include the proposal in its proxy materials, and that Boeing therefore withdraws its December 18, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Midwest Coalition for Responsible Investment
c/o Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

January 4, 2001

VIA OVERNIGHT COURIER

Keir Gumbs
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Midwest Coalition for Responsible Investment for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Mr. Gumbs:

This letter responds to your December 28, 2001 phone message to me regarding a shareholder proposal submitted to The Boeing Company ("Boeing" or the "Company") by the Midwest Coalition for Responsible Investment and other groups (the "Proponents") for inclusion in the Company's 2002 Proxy Statement.

You have asked that we supplement our December 27, 2001 letter to the Staff, which indicated that the Company intended to withdraw its December 20, 2001 no-action letter related to the Proposal, by indicating whether the Company would include the Proposal in its 2002 Proxy Statement, or whether the Proponents had withdrawn the proposal. A copy of the December 27, 2001 letter is enclosed. As previously indicated, the Company and the Proponents have reached agreement on those portions of the Proposal that were the subject of the no-action letter request. Accordingly, the Company will include the Proposal in its 2002 Proxy Statement.

Should you have any questions regarding this matter, or require any additional information, please call me at (206) 583-8447. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: Sister Susan Jordan, SSND, Midwest Coalition for Responsible Investment
James C. Johnson, The Boeing Company

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 27, 2001

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Midwest Coalition for Responsible Investment for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company ("Boeing" or the "Company"). On December 20, 2001 we submitted on behalf of Boeing a request for a no-action letter to your office pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal received from the Midwest Coalition for Responsible Investment and other groups (the "Proponents") for inclusion in the Company's 2002 Proxy Statement.

The Company and the Proponents have reached agreement on those portions of the Proposal that were the subject of the no-action letter request. Therefore, we withdraw the request for a no-action letter related to the Proposal.

Should you have any questions regarding this matter, or require any additional information, please call me at (206) 583-8447. Please acknowledge receipt of this

[03000-0200/SB013600.140]

letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: Sister Susan Jordan, SSND, Midwest Coalition for Responsible Investment
James C. Johnson, The Boeing Company

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500



J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Midwest Coalition for Responsible Investment for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On October 31, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Midwest Coalition for Responsible Investment and other groups (the "Proponents") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned

[03000-0200/SB013460.025]

hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to each of the Proponents.

The Proposal

The Proposal relates to a Company report on its involvement in space-based defense programs and an assessment of associated liabilities and states, in relevant part:

> *Shareholders request the Board of Directors to provide a comprehensive report describing our Company's involvement in space-based weaponization and an assessment of the potential financial, legal and public relations liabilities involved. The report would be made available to shareholders on request by October 2002 (withholding proprietary information and prepared at reasonable cost).*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. The Proposal deals with a matter relating to the Company's ordinary business operations, namely an assessment of the Company's potential liabilities, and is therefore properly excludable under Rule 14a-8(i)(7); and

2. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proposal deals with a matter relating to the Company's ordinary business operations, namely an assessment of the Company's potential liabilities, and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Two principal considerations govern the Staff's application of the Rule: (1) The subject matter of the proposal—"certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Proposals relating to such matters but focusing on "significant social policy matters," however, are generally not excludable. (2) The degree to which the proposal seeks to "micromanage" the company—proposals that probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment are generally excludable. *Release No. 34-40018* (May 21, 1998).

The Proposal is excludable because it requests that the Company assess potential liability associated with its involvement in the space-defense program. Liability assessment is a matter that relates to the Company's ordinary business operations. For example, in *Mead Corp.* (Jan. 31, 2001) ("*Mead*"), no-action relief was granted because the proposal requested, among other things, a description of the company's environmental liability projection methodology and an assessment of other major environmental risks. Relief was appropriate despite the fact that environmental matters typically involve important social and policy issues because the proposal focused on the company's "liability methodology and <u>evaluation of risk</u>." *Mead* (emphasis added); *see also Willamette Industries, Inc.* (Mar. 20, 2001) (granting relief on basis that evaluation of environmental liabilities is an evaluation of risk or ordinary business operation); *Potlatch Corp.* (Feb. 13, 2001) (same). Because the Proposal requests an assessment of potential liability, it is distinguishable from prior proposals regarding a target company's involvement in weapons development for which no-action relief under Rule 14a-8(i)(7) has been denied. *See, e.g., General Motors Corp.* (Mar. 4, 1996); *Ford Motor Co.*, (Apr. 11, 1985); *Martin Marietta Corp.* (Mar. 6, 1985); *Eastman Kodak Co.* (Feb. 20, 1985); *Eastman Kodak Co.* (Feb. 22, 1984); *Martin Marietta Corp.* (Feb. 22, 1984); *General Electric Co.* (Jan. 22, 1982). Those proposals requested only that the target company report on its involvement in nuclear or space-based weapon development or production. They did not request that the target company assess its potential liability arising from such activities.

Even though a portion of the Proposal (requesting a report on Boeing's involvement in space weaponization) involves a matter outside the scope of ordinary business, the entire Proposal is nevertheless excludable. The Staff has traditionally not permitted revisions under Rule 14a-8(i)(7). *See, for example, Wal-Mart* (Mar. 15, 1999) (granting no-action relief with respect to an entire proposal that addressed not only matters outside the scope of ordinary business operations, but also matters relating to ordinary business operations). Accordingly, we have advised the Company that it may properly exclude the entire Proposal from its 2002 Proxy Statement under Rule 14a-8(i)(7).

2. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

The Proposal contains several statements that are excludable because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. *See Peoples Energy* (Nov. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 3] *". . . [estimated at $500 billion by 2010]. . ."*
- [paragraph 4] *"Former head of US Space Command, General Joseph Ashy said, 'We're going to fight from space and we're going to fight into space.'"*
- [paragraph 6] *"Commercial space launches started to outnumber military ones in 1998."*
- [paragraph 8] *"A Senate armed services committee member has stated that space weaponization is 'a mistake of historic proportions' that would trigger an arms race in space."*

By letter, dated December 5, 2001, the Company notified the Proponents of its objections to these statements and requested that the Proponents submit a revised Proposal either documenting, qualifying, or deleting them. A copy of the letter is attached as **Exhibit B**. As of the date of this filing, the Proponents have not responded to our requests.

* * *

For the foregoing reasons, we believe that the Proposal or portions of the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: Sister Susan Jordan, SSND, Midwest Coalition for Responsible Investment
James C. Johnson, The Boeing Company

EXHIBIT A

WEAPONIZATION OF SPACE **Boeing**

WHEREAS:

The United States military's plans to develop technologies with the potential to wage war from space are intended to enhance our collective security. In light of the September 11, 2001 tragedy, we believe that these plans will not achieve that end;

Vision for 2020 explicitly articulates such plans of the US Space Command which coordinates the use of Army, Naval and Air Force Space Forces;

This Report, "serves as a vector for the evolution of military space strategy into the 21st century," when "space power will... evolve into a separate and equal medium of warfare." The Report also speaks of "dominating the space dimension of military operations to protect US interests and investment [estimated at $500 billion by 2010].... integrating space forces into warfighting capabilities across the full spectrum of conflict."

Former head of US Space Command, General Joseph Ashy said, "We're going to fight *from* space and we're going to fight *into* space."

The 2001 Rumsfield "Space Commission Report" urges the President to "have the option to deploy weapons in space;"

The US Space Command believes that "accelerating rates of technological development will be increasingly driven by the commercial sector, not the military." Commercial space launches started to outnumber military ones in 1998;

The development of the US Space Command's 1998 Long Range Plan was assisted by 75 commercial entities, including **Boeing;**

A Senate Armed Forces Committee member has stated that space weaponization is "a mistake of historic proportions" that would trigger an arms race in space;

In 2000, 163 nations supported the UN resolution, "Prevention of An Arms Race in Outer Space", which reaffirmed The 1967 Outer Space Treaty, specifically its provision reserving space "for peaceful purposes".

Therefore Be It Resolved:

Shareholders request the Board of Directors to provide a comprehensive report describing our Company's involvement in space-based weaponization and an assessment of the potential financial, legal and public relations liabilities involved. The report would be made available to shareholders on request by October 2002 (withholding proprietary information and prepared at reasonable cost).

SUPPORTING STATEMENT

The proponents of this resolution believe that outer space is the common heritage of all and should be used for peaceful purposes and the well-being of all peoples. We believe that present space-based research and project development, such as the Space-Based Laser, will lead

(cont.)

to the weaponization of space and further contribute to the insecurity of governments worldwide. We believe that shareholders deserve company transparency concerning our Company's involvement in research, development and promotion of weapons for space. The report could include the following:

- Current value of outstanding contracts to develop components of the Space Command's programs;
- Amount of the company's own money (versus government funding) spent on in-house research and development for the Space Command program, in comparison to non-military contracts in this segment of its business;
- The ethical and financial reasons for being involved in the Space Command program.

We urge shareholders to vote **FOR** this resolution.

EXHIBIT B

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



December 5, 2001

BY FACSIMILE
713-921-2949

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Re: Shareholder Proposal

Dear Sister Healy:

I am writing in regard to your shareholder proposal entitled "Weaponization of Space" (the "Proposal"). I wish to bring to your attention a few of the Company's concerns with the Proposal, concerns that I hope we can resolve informally without asking the SEC to intervene.

These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). I believe that several statements within the Proposal are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

- [paragraph 3] *". . . [estimated at $500 billion by 2010]. . ."*
- [paragraph 4] *"Former head of US Space Command, General Joseph Ashy said, 'We're going to fight from space and we're going to fight into space.'"*
- [paragraph 6] *"Commercial space launches started to outnumber military ones in 1998."*

- [paragraph 8] *"A Senate Armed Forces Committee member has stated that space weaponization is 'a mistake of historic proportions' that would trigger an arms race in space."*

I ask that you amend your Proposal to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. **Accordingly, please send your written response and/ or revised proposal to my attention by no later than December 12, 2001.**

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience.

Very truly yours,



James C. Johnson